SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Wrigley, Jr., William (Last) (First) (Middle) 410 N. Michigan Avenue (Street) Chicago, IL 60611-4213 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Wm. Wrigley Jr. Company WWY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 3 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Director, President & Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	12/03/2002	S (1) |	2,900.00 | D | $52.55		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	1,100.00 | D | $52.56		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	1,700.00 | D | $52.58		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	4,100.00 | D | $52.59		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	5,000.00 | D | $52.60		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	100.00 | D | $52.62		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	600.00 | D | $52.66		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	1,400.00 | D | $52.69		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	1,200.00 | D | $52.73		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	200.00 | D | $52.74		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	4,200.00 | D | $52.80		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	700.00 | D | $52.81		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	100.00 | D | $52.82		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	100.00 | D | $52.83		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	900.00 | D | $52.84		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	500.00 | D | $52.85		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	4,000.00 | D | $52.87		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	1,500.00 | D | $52.89		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	500.00 | D | $52.90		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	1,000.00 | D | $52.93		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	4,000.00 | D | $52.96		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	13,000.00 | D | $53.00		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	3,000.00 | D | $53.05		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	1,000.00 | D | $53.07		I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock	12/03/2002	S (1) |	1,000.00 | D | $53.08	0.00	I	By Trust 21027-02720 - TR-3-28-84WW
Common Stock				269,360.00	D
Common Stock				152,900.00	I	By Appt. AEW Trust PKW - Trustee (2)
Common Stock				305,798.00	I	By Appt. AEW Trust AWR - Trustee (3)
Common Stock				50,966.00	I	By Appt. AEW Trust WWJR - Trustee
Common Stock				113,192.00	I	By Residuary Trust PKW - WWJr Trustee (4)
Common Stock				226,386.00	I	By Residuary Trust-AWR WWJR Trustee (5)
Common Stock				68,458.00	I	By Trust 16442-79682 -Tr UA HAW (6)
Common Stock				452,369.00	I	By Trust 21023-35680 Co-Trst-UW PKW (7)
Common Stock				452,371.00	I	By Trust 21023-44516- Co-Trst-UW PKW (7)
Common Stock				70,368.00	I	By Trust 21023-45600-Co-Tr (7)
Common Stock				68,458.00	I	By Trust 21023-55520-Tr-UA HAW (6)
Common Stock				68,458.00	I	By Trust 21027-72160-Trustee UA HAW (6)
Common Stock				10,907,136.00	I	By Trust UW HAW Co-Trst (7)
Common Stock				9,470,568.00	I	By Trust UW PKW - Co-Trst (7)
Common Stock/Class B				225,738.00	D
Common Stock/Class B				254,832.00	I	By Appt. AEW Trust WWJR - Trustee
Common Stock/Class B				8,248.00	I	By GST PKW Trust 7381-86880 - WWJR TR (8)
Common Stock/Class B				8,248.00	I	By GST WWJR Trust - 7382-96000 -WWJR TR
Common Stock/Class B				7,320.00	I	By Residuary Trust (WWJr) WWJR - Trustee
Common Stock/Class B				81,472.00	I	By Residuary Trust PKW - WWJr Trustee (4)
Common Stock/Class B				162,942.00	I	By Residuary Trust-AWR WWJR Trustee (5)
Common Stock/Class B				96,780.00	I	By Trust 16442-79682 -Tr UA HAW (6)
Common Stock/Class B				177,880.00	I	By Trust 20579-23841-Co-Trst-AXmasTr
Common Stock/Class B				302,166.00	I	By Trust 21023-35680 Co-Trst-UW PKW (7)
Common Stock/Class B				302,249.00	I	By Trust 21023-44516- Co-Trst-UW PKW (7)
Common Stock/Class B				684,515.00	I	By Trust 21023-45600-Co-Tr (7)
Common Stock/Class B				96,780.00	I	By Trust 21023-55520-Tr-UA HAW (6)
Common Stock/Class B				1,544,000.00	I	By Trust 21026-03521-Co-Tr-XmasTr (7)
Common Stock/Class B				620,234.00	I	By Trust 21026-82880-Tr-3-28-84WW (6)
Common Stock/Class B				96,780.00	I	By Trust 21027-72160-Trustee UA HAW (6)
Common Stock/Class B				5,453,568.00	I	By Trust UW HAW Co-Trst (7)
Common Stock/Class B				6,557,784.00	I	By Trust UW PKW - Co-Trst (7)
Wrigley Savings Plan Trust - Common				2,273.92	I	By WSP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Wrigley, Jr., William - December 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Common Stock Units	$0.00					Common Stock - 9,392.56		9,392.56	D
Stock Option (Right to Buy)O-00	$37.46				25%/4yr (9) | 05/23/2010	Common Stock - 134,000.00		134,000.00	D
Stock Option (Right to Buy)-O-01	$48.10				25%/4yr (10) | 05/23/2011	Common Stock - 115,000.00		115,000.00	D
Stock Option (Right to Buy)O-02	$57.32				25%/4yr (11) | 05/21/2012	Common Stock - 112,000.00		112,000.00	D
Stock Option (Right to Buy)-O-99	$43.78				25%/4yr (12) | 05/25/2009	Common Stock - 112,000.00		112,000.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/ Howard Malovany under POA for William Wrigley, Jr. ________________________________ 12-04-2002 ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)

Wrigley, Jr., William - December 2002
Form 4 (continued)
FOOTNOTE Descriptions for Wm. Wrigley Jr. Company WWY

Form 4 - December 2002

William Wrigley, Jr.
410 N. Michigan Avenue

Chicago, IL 60611-4213
Explanation of responses:

(1)   Disposition by the William Wrigley Declaration of Trust in connection with the payment of estate taxes and other expenses related to the Estate of William Wrigley, deceased.

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